SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Diedrich Coffee, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

253675201

(CUSIP Number)

Howard Malovany, Esq.

Vice President, Corporate General Counsel and Secretary

Green Mountain Coffee Roasters, Inc.

33 Coffee Lane

Waterbury, Vermont 05676

(802) 244-5621

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Jane D. Goldstein, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

December 7, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(e), 13d–1(f) or 13d–1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 253675201	13D	Page 2 of 11 Pages

1	Names of Reporting Persons Green Mountain Coffee Roasters, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,843,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,843,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,843,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 32.2%(1)(2)
14	Type of Reporting Person CO

(1)

As described in this Schedule 13D, the reporting person has shared voting and dispositive power over: (i) 1,832,580 shares beneficially owned by Paul C. Heeschen, with respect to the specific matters identified in that certain Stockholder Agreement, dated as of December 7, 2009, by and between Mr. Heeschen and the reporting person (the “Heeschen Stockholder Agreement”) and (ii) an additional 10,420 shares beneficially owned by certain of the issuer’s other directors and officers with respect to the specific matters identified in those certain Stockholder Agreements, dated as of December 7, 2009, by and between each of such directors and officers and the reporting person (the “Director and Officer Stockholder Agreements” and, together with the Heeschen Stockholder Agreement, the “Stockholder Agreements”). This amount does not include the options and warrants beneficially owned by the parties to the Stockholder Agreements, of which, options to purchase 501,251 shares are believed to be exercisable within 60 days of December 16, 2009. Neither the filing of this statement on Schedule 13D, nor any of its contents, will be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the shares beneficially owned by Mr. Heeschen or the other directors and officers of the issuer party to the Stockholder Agreements for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by the reporting person.

(2)

Calculated based on 5,726,813 shares of the issuer’s Common Stock, par value $0.01 per share, outstanding as of December 10, 2009, as reported by the issuer in its Schedule 14D-9 filing with the Securities and Exchange Commission on December 11, 2009.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”), of Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”).

Diedrich’s principal executive office is located at 28 Executive Park, Suite 200, Irvine, California 92614.

Item 2.	Identity and Background

(a) The reporting person filing this Schedule 13D is Green Mountain Coffee Roasters, Inc., a Delaware corporation (“GMCR”).

(b), (c) GMCR’s principal executive office is located at 33 Coffee Lane, Waterbury, VT 05676. GMCR’s principal businesses are the specialty coffee and coffee maker businesses. GMCR sells more than 200 whole bean and ground coffee selections, cocoa, teas and coffees in K-Cup® portion packs, Keurig® single-cup brewers and other accessories. Set forth in Schedule I to this Schedule 13D is the name, and present principal occupation or employment of each of GMCR’s executive officers and directors, and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d), (e), (f) During the past five years, neither GMCR nor, to GMCR’s knowledge, any person named in Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither GMCR nor, to GMCR’s knowledge, any person named in Schedule I to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. All of the directors and executive officers of GMCR named in Schedule I to this Schedule 13D are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

On December 7, 2009, GMCR, Pebbles Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of GMCR (“Acquisition Sub”), and Diedrich entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement contemplates the acquisition by GMCR, through Acquisition Sub, of all of the issued and outstanding shares of Common Stock in a two-step transaction comprised of a cash tender offer to acquire all of the issued and outstanding shares of Common Stock (the “Offer”), followed by a merger of Acquisition Sub with and into Diedrich, with Diedrich surviving as a wholly-owned subsidiary of GMCR (the “Merger”). Pursuant to the Offer, Acquisition Sub will pay $35.00 net cash, without interest, per share of Common Stock validly tendered and not properly withdrawn. Upon consummation of the Merger, any remaining outstanding shares of Common Stock (excepting shares held by GMCR and its controlled subsidiaries, including Acquisition Sub, and shares held by stockholders properly exercising their appraisal rights), as well as certain vested options, warrants and other rights to acquire shares of Common Stock, will convert into the right to receive $35.00 net cash, without interest, per share of Common Stock.

As an inducement to GMCR’s and Acquisition Sub’s entering into the Merger Agreement, certain of Diedrich’s directors and officers (including Paul C. Heeschen, the Chairman of Diedrich’s Board of Directors) have entered into the Stockholder Agreements, pursuant to which they have agreed, among other things, in their respective capacities as stockholders of Diedrich:

•

to tender (and not withdraw) all of their beneficially owned shares of Common Stock (except that Mr. Heeschen’s obligation to tender shares pursuant to the Heeschen Stockholder Agreement is limited to 1,832,580 of the shares beneficially owned by him, representing approximately 32.0% of the outstanding shares of Common Stock as of December 10, 2009);

•

to vote all of their beneficially owned shares of Common Stock, to the extent necessary, in favor of adopting the Merger Agreement and otherwise in favor of the Merger (except that Mr. Heeschen’s obligation to vote shares pursuant to the Heeschen Stockholder Agreement is limited to 1,832,580 of the shares beneficially owned by him, to the extent not acquired in the Offer);

•

to vote against any action or agreement that would result in a breach of any of Diedrich’s representations, warranties, covenants or obligations under the Merger Agreement (except that Mr. Heeschen’s obligation to so vote pursuant to the Heeschen Stockholder Agreement is limited to 1,832,580 of the shares beneficially owned by him, to the extent not acquired in the Offer); and

•

to vote against any action that is intended, or that reasonably could be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Offer or the Merger, or any of the other transactions contemplated by the Merger Agreement or the Stockholder Agreements (except that Mr. Heeschen’s obligation to so vote pursuant to the Heeschen Stockholder Agreement is limited to 1,832,580 of the shares beneficially owned by him, to the extent not acquired in the Offer).

Under the terms of the Stockholder Agreements, each stockholder also has agreed to restrictions on the transferability of his or her shares of Common Stock and the transferability of certain voting rights. Each Stockholder Agreement automatically terminates upon completion of the Merger, or upon termination of the Merger Agreement in accordance with its terms. Each Stockholder Agreement also contains customary representations and warranties. The Heeschen Stockholder Agreement includes an agreement by Mr. Heeschen not to exercise, or cause or permit to be exercised, any warrants for shares of Common Stock owned of record or beneficially by Mr. Heeschen unless consented to in advance by GMCR.

As of December 7, 2009, the Diedrich stockholders who executed the Stockholder Agreements beneficially owned an aggregate of 2,454,463 shares of Common Stock (excluding shares issuable upon the exercise of options and warrants beneficially owned by such stockholders). Of such shares, an aggregate of 1,843,000 shares are subject to the stockholder agreements, which represented an aggregate of approximately 32.2% of the outstanding shares of Common Stock as of December 10, 2009.

GMCR paid no consideration in exchange for Mr. Heeschen’s and the other directors’ and officers’ entering into the Stockholder Agreements. GMCR estimates that its net aggregate cost of (i) acquiring all of the shares of Common Stock issued and outstanding in the Offer, (ii) acquiring all of the shares of Common Stock expected to be issuable, or otherwise deliverable, prior to the expiration of the Offer in connection with vested options, warrants and other rights to acquire shares of Common Stock and (iii) paying related fees and expenses, is approximately $307.5 million. GMCR will provide Acquisition Sub with sufficient funds to acquire all of the shares of Common Stock pursuant to the Offer and to fulfill its obligations under the Merger Agreement from GMCR’s cash on hand and existing bank lines of credit.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement, the Heeschen Stockholder Agreement and the form of Director and Officer Stockholder Agreements, copies of which are filed as Exhibits 2.1, and 2.2 and 2.3, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 4.	Purpose of Transaction

GMCR’s purpose in entering into the Stockholder Agreements is to promote its aim of acquiring all of the issued and outstanding shares of Common Stock in the Offer.

(a) Acquisition Sub has commenced the Offer, which, if successful, will result in the acquisition by Acquisition Sub of more than 50% of Diedrich’s issued and outstanding shares of Common Stock. The Offer is conditioned upon, among other things: (i) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of shares of Common Stock that, together with any shares of Common Stock already owned by GMCR and its controlled subsidiaries, including Acquisition Sub, represents more than 50% of the total number of shares of Common Stock outstanding, which at GMCR’s election may be calculated on a fully-diluted basis, and (ii) any waiting periods under applicable antitrust laws having expired or been terminated. The Offer is not subject to a financing condition.

(b) GMCR and Acquisition Sub intend to complete the Merger, subject to successful completion of the Offer and to the satisfaction or waiver of certain conditions set forth in the Merger Agreement (including, if necessary, adoption of the Merger Agreement by Diedrich stockholders). Upon consummation of the Merger, each then-outstanding share of Common Stock (excepting shares held by GMCR and its controlled subsidiaries, including Acquisition Sub, and shares held by stockholders properly exercising their appraisal rights), vested options, warrants and other rights to acquire shares of Common Stock, will convert into the right to receive $35.00 net cash, without interest, per share of Common Stock.

(c) Not applicable.

(d) The Merger Agreement provides that, upon the acceptance of shares of Common Stock in the Offer and from time to time thereafter, GMCR will be entitled to designate a number of directors to serve on the Diedrich board of directors, rounded up to the next whole number, equal to the product of (i) the total number of directors on Diedrich’s board of directors (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) a fraction having a numerator equal to the aggregate number of shares of Common Stock then beneficially owned by GMCR, Acquisition Sub or any of GMCR’s other subsidiaries (including all shares of Common Stock accepted for exchange pursuant to the offer), and having a denominator equal to the total number of shares of Common Stock then outstanding. Promptly following a written request from GMCR, Diedrich must take all actions necessary and reasonably available to Diedrich to cause GMCR’s designees to be elected or appointed to Diedrich’s board of directors, including seeking and accepting resignations of incumbent directors and, if such resignations are not obtained, increasing the size of Diedrich’s board of directors.

The Merger Agreement also provides that, after the acceptance of shares of Common Stock in the Offer, Diedrich must cause (to the extent requested by GMCR) individuals designated by GMCR to constitute the number of members, rounded up to the next whole number, on (i) each committee of Diedrich’s board of directors and (ii) the board of directors of each subsidiary of Diedrich (and each committee thereof) that represents at least the same percentage as individuals designated by GMCR represent on Diedrich’s board of directors.

At all times prior to consummation of the Merger, however, at least two members of Diedrich’s board of directors must remain individuals who were directors as of December 7, 2009 (or their successors). The approval of these individuals who were directors as of December 7, 2009 (or their successors) will be required to authorize certain Diedrich actions prior to consummation of the Merger, to the extent that the actions in question could reasonably be expected to adversely affect holders of shares of Common Stock other than GMCR or Acquisition Sub.

Upon consummation of the Merger, the directors and officers of Acquisition Sub immediately prior to the Merger’s effective time will become the directors and officers of Diedrich (as the Merger’s “surviving corporation”). After the consummation of the Merger, GMCR will appoint the directors and officers of Diedrich (as the Merger’s “surviving corporation”).

(e) Other than as a result of the Merger described above, not applicable.

(f) Diedrich will become a wholly-owned subsidiary of GMCR, as described above.

(g) Upon consummation of the Merger, Diedrich’s certificate of incorporation will be amended and restated in its entirety to be identical to Acquisition Sub’s certificate of incorporation, as in effect immediately prior to the Merger’s effective time (except that the name of Diedrich will remain “Diedrich Coffee, Inc.”). This certificate of incorporation will remain in effect until thereafter amended in accordance with the Delaware General Corporation Law and the certificate of incorporation. Upon consummation of the Merger, Acquisition Sub’s bylaws, as in effect immediately prior to the Merger’s effective time, will become Diedrich’s bylaws. These bylaws will remain in effect until thereafter amended in accordance with the Delaware General Corporation Law, the certificate of incorporation and the bylaws.

(h) Upon the consummation of the Merger, GMCR will cause the Common Stock to be delisted from The Nasdaq Capital Market. Even before that time, depending upon the number of shares of Common Stock purchased pursuant to the Offer, the Common Stock may no longer meet the standards for continued inclusion on The Nasdaq Capital Market, and may be delisted from The Nasdaq Capital Market.

(i) Upon consummation of the Merger, GMCR will cause the Common Stock to be deregistered under the Securities Exchange Act of 1934, as amended. Even before that time, Diedrich could successfully apply for deregistration of the Common Stock if the Common Stock were neither listed on a national securities exchange nor held by 300 or more holders of record. GMCR intends to seek to cause Diedrich to apply for deregistration of the Common Stock as soon after the completion of the Offer as the requirements for such deregistration are met.

(j) Other than as described above, not applicable.

Item 5.	Interest in Securities of the Issuer

(a), (b) Pursuant to the Stockholder Agreements, GMCR is, or may be deemed to be, the beneficial owner of 1,843,000 shares of Common Stock as of December 7, 2009. These shares represent approximately 32.2% of the outstanding shares of Common Stock as of December 10, 2009. GMCR has shared voting and dispositive power over all of these shares with respect to the matters described above, but GMCR expressly disclaims beneficial ownership of all of these shares.

(c) Neither GMCR nor, to the knowledge of GMCR, any director or executive officer of GMCR named in Schedule I to this Schedule 13D, has effected any transaction in shares of Common Stock during the past 60 days, except as otherwise disclosed in this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

The description set forth in this Item 5 of the transactions contemplated by the Merger Agreement and the Stockholder Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, the Heeschen Stockholder Agreement and the form of Director and Officer Stockholder Agreements, which are filed as Exhibits 2.1, 2.2. and 2.3, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To GMCR’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D, or between such persons and any other person, with respect to any securities of Diedrich, other than the following:

•

The Merger Agreement, which contemplates the acquisition by GMCR, through Acquisition Sub, of all of the issued and outstanding shares of Common Stock in a two-step transaction comprised of the Offer followed by the Merger. The information set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

•	The Stockholder Agreements. The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

The description set forth in this Item 6 of the transactions contemplated by the Merger Agreement and the Stockholder Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement, the Heeschen Stockholder Agreement and the form of Director and Officer Stockholder Agreements, which are filed as Exhibits 2.1, 2.2 and 2.3, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material To Be Filed as Exhibits

Exhibit	Exhibit Name

2.1	Agreement and Plan of Merger, dated as of December 7, 2009, by and among Green Mountain Coffee Roasters, Inc., Pebbles Acquisition Sub, Inc. and Diedrich Coffee, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed on December 8, 2009)

2.2	Stockholder Agreement, dated as of December 7, 2009, by and between Green Mountain Coffee Roasters, Inc. and Paul C. Heeschen (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed on December 8, 2009)

2.3	Form of Stockholder Agreement, dated as of December 7, 2009, by and between Green Mountain Coffee Roasters, Inc. and those certain directors and executive officers of Diedrich Coffee, Inc. party thereto (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed on December 8, 2009)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2009

Green Mountain Coffee Roasters, Inc.

By:	/S/ HOWARD MALOVANY
Name:	Howard Malovany
Title:	Vice President, Corporate General Counsel and Secretary

Schedule I

Executive Officers and Directors of GMCR

Executive Officers of GMCR as of December 16, 2009

Unless otherwise indicated, each of the individuals listed below is employed by GMCR, which has a principal business address of 33 Coffee Lane, Waterbury, VT 05676

Name, Employer and Address	Title, Present Principal Occupation or Employment

Lawrence J. Blanford	Director, President and Chief Executive Officer

Kathryn S. Brooks	Vice President of Organizational Culture and Internal Communications

Howard Malovany	Vice President, Corporate General Counsel and Secretary

R. Scott McCreary	Chief Operating Officer

Frances G. Rathke	Chief Financial Officer

Stephen J. Sabol	Vice President of Development

Michelle V. Stacy	President of Keurig, Incorporated

Robert P. Stiller	Chairman of the Board and Founder

Directors of GMCR as of December 16, 2009

Name, Employer and Address	Title, Present Principal Occupation or Employment

Robert P. Stiller	See above under “Executive Officers”

Lawrence J. Blanford	See above under “Executive Officers”

Barbara D. Carlini Dean Foods LLC 2515 McKinney Avenue, Suite 1200 Dallas, TX 75201	Chief Information Officer

Douglas N. Daft Green Mountain Coffee Roasters, Inc. 33 Coffee Lane Waterbury, Vermont 05676	Director

William D. Davis Learning Care Group, Inc. 21333 Haggerty Rd., Suite 300 Novi, MI 48375	President and CEO

Name, Employer and Address	Title, Present Principal Occupation or Employment

Jules A. del Vecchio New York Life Insurance Company 51 Madison Avenue New York, NY 10010	First Vice President

Michael J. Mardy Tumi, Inc. 1001 Durham Ave. South Plainfield, NJ 07080	Senior Vice President and Chief Financial Officer

Hinda Miller DeForest Concepts 84 Deforest Heights Burlington, VT 05401	President

David E. Moran Marketing Driven Solutions (MDS) 16 Tamarack Place Greenwich, CT 06831	President

Exhibit Index

Exhibit	Exhibit Name

2.1	Agreement and Plan of Merger, dated as of December 7, 2009, by and among Green Mountain Coffee Roasters, Inc., Pebbles Acquisition Sub, Inc. and Diedrich Coffee, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed on December 8, 2009)

2.2	Stockholder Agreement, dated as of December 7, 2009, by and between Green Mountain Coffee Roasters, Inc. and Paul C. Heeschen (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed on December 8, 2009)

2.3	Form of Stockholder Agreement, dated as of December 7, 2009, by and between Green Mountain Coffee Roasters, Inc. and those certain directors and executive officers of Diedrich Coffee, Inc. party thereto (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed on December 8, 2009)